January 4, 2013

VIA EDGAR AND FEDERAL EXPRESS

Max A. Webb

Assistant Director

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trig Acquisition 1, Inc.

Amendment No. 2 to Form 8-K

Filed January 2, 2013

File No. 000-54070

Dear Mr. Webb:

We hereby submit the responses of Trig Acquisition 1, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated January 3, 2013, to Mr. Alfonso J. Cervantes, President of the Company, in regard to the above-referenced Amendment No. 2 on Form 8-K (the “Second Amendment”) to the Company’s Current Report on Form 8-K filed on October 24, 2012 (the “Original Form 8-K” and, as amended by Amendment No. 1 on Form 8-K filed on December 11, 2012 and the Second Amendment, collectively, the “Amended 8-K”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. References herein to page numbers are to the page numbers in Amendment No. 3 to the Original Form 8-K filed with the Commission on January 4, 2013 (the “Third Amendment”). Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Amended 8-K, as further mended by the Third Amendment.

Item 1. Description of Business, page 4

Material Agreements, page 5

1.	Your revised disclosures in response to our prior comment 3 explain how the common stock issued in connection with the Cohen agreement will be valued, however, we note that common stock will also be issued pursuant to the Villard and PBNJ agreements as well. Please revise your report on Form 8-K to disclose how the fair value of common stock already issued was determined on the date of issuance or will be determined on the date it is issued pursuant to the terms of these agreements.

Company Response: We have revised the Third Amendment to disclose how the fair value of the stock issued pursuant to the Villard and PBNK agreements, respectively, was or will be determined.

Exhibit 99.2

Pro forma financial statements

2. Your response to our prior comment 14 indicates that footnote 1 to Note B clarifies how the fair value of the warrants was determined. However, we note that although your disclosure explains how the warrants will be accounted for in the pro forma financial statements it does not explain the methods or assumptions that were used to determine the fair value of the warrants. Please revise to explain how the fair value of the warrants issued in connection with your private placement were calculated or determined.

Company Response: We have revised footnote 1 to Note B of pro forma financial statements to explain that the fair value of the warrants issued is based on the Black Scholes Model using the following assumptions:

Exercise price:	$2.00
Market price at date of issue:	$0.50
Expected volatility:	80%
Term:	3 years
Risk-free interest rate:	0.60%

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Anslow + Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

Trig Acquisition 1, Inc.

By:	/s/ Alfonso J. Cervantes
Alfonso J. Cervantes
President